Exhibit 99.3
GOGL – Grant of stock options

Golden Ocean Group Limited (“Golden Ocean” or the “Company) hereby announces that 550,000 share options have today been granted to Mr Ulrik Andersen in connection with his appointment as CEO of Golden Ocean Management AS. The share options will have a five-year term expiring April 6, 2025, and will vest equally one third over a three-year vesting period.
•150,000 of the share options will vest on April 6, 2021 with an exercise price of NOK 35.- each

•150,000 of the share options will vest on April 6, 2022 with an exercise price of NOK 52.50 each

•250,000 of the share options will vest on April 6, 2023, with an exercise price of NOK 70.- each

The exercise price will be adjusted for any distribution of dividends made before the relevant options are exercised.

April 24, 2020

The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda